Mail Stop 3561

January 13, 2009

Judith Adelstein, President
Buyrite Club Corp.
5100 West Copans Road, Suite 810
Margate, Florida 33063

> **Re:** **Buyrite Club Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 19, 2008**
> **File No. 333-154931**

Dear Ms. Adelstein:

We have reviewed your amendment and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Exhibits

1. We note your response to comment nine of our letter dated November 26, 2008. We re-issue that comment and ask that you file as an exhibit an opinion of counsel as to the legality of securities being registered.

****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Ramin Olson, Staff Attorney, at (202) 551-3331, or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director